Exhibit 1

Westpac announcement

18 August 2016

Westpac to defend US class action in respect of the Australian BBSW market

Westpac Banking Corporation is aware that a class action has been filed in New York against it and a large number of the Australian and international banks in respect of the Australian BBSW interest rate benchmark. Westpac has not been formally served with any proceedings.

Westpac denies the allegations in this claim and, if served with the claim, will defend those allegations vigorously.

As the matter is now before the courts it would not be appropriate to comment further at this time.

For further enquiries, please contact:

David Lording	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8219 8512	Ph: 02 8253 4008
Mob: 0419 683 411	Mob: 0438 284 863